LifeinVest

Issued by
Everlake Life Insurance Company
Through
Everlake Life Variable Life Separate Account A

Notice Document
Dated May 1, 2024

This Notice Document summarizes certain key features of LifeinVest, a variable life insurance policy. The Notice Document also provides a summary of policy features that have changed since May 1, 2023.

The prospectus dated May 1, 1990 for the LifeinVest Variable Life Insurance, a variable life insurance policy, contains more information about the Policy, including its features, benefits, and risks. You can find other information about the Policy online at https://www.everlakelife.com/lifeinvest. You can also obtain information about your Policy at no cost by calling 1-800-865-5237 or by sending an email request to service@allstate.com.

Additional information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Policies are no longer offered for new sales effective May 1, 1990.

The Securities and Exchange Commission has not approved or disapproved this policy or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.

NOTICE DOCUMENT

Definitions
Accumulated Value — The total on any Valuation Date of the amount(s) in the subaccount(s) (and in the General Account if there is a Policy loan outstanding) for a Policy.

Age — The Insured’s age on his or her birthday nearest to the Policy Date.

Attained Age — The Insured’s age on his or her birthday nearest to the previous Policy Anniversary.

Beneficiary — The person(s) named by the Policyowner in the application or by later designation to receive the death benefit upon the death of the Insured.

Cash Value — The Accumulated Value less any applicable surrender charge.

Effective Date — The date as of which a completed application and the full initial premium payment has been received by Everlake.

Free-Look Period — The period of time in which a Policyowner may cancel the Policy and receive a refund. In most states, a Policyowner may cancel the Policy within 10 days of the date it is delivered. In some states, however, it is the later of 10 days from delivery or 45 days from the date the application was completed.

General Account — The assets of Everlake other than those allocated to the Variable Account or any other separate account.

Home Office — The principal office of Everlake, located at 3100 Sanders Rd., Northbrook, Illinois 60062.

Indebtedness — The loan balance including accrued interest.

Insured — The person whose death is the contingency upon which the life insurance is payable.

Loan Value — Ninety percent (90%) of the Cash Value.

Minimum Death Benefit — The minimum amount payable as a death benefit under a Policy so long as the Policy remains in force. The amount will be reduced by any outstanding Indebtedness.

Monthly Anniversary — The same date in each month as the Policy Date.

Net Cash Value — The Cash Value less outstanding Indebtedness.

Policy — The variable life insurance policy offered by Everlake and described in this Prospectus. It includes the Policy application and any endorsements.

Policy Anniversary — The same date in each year as the Policy Date.

Policy Date — The date set forth in the Policy that is used to determine Policy Years, Policy Months, and Policy Anniversaries. The Policy Date will be the same as the Effective Date unless the full initial premium is received on the 29th, 30th, or 31st of a month, in which case the Policy Date will be the first business day of the following month.

Policy Month — A period beginning on a Monthly Anniversary and ending on the day immediately preceding the next Monthly Anniversary.

Policyowner — The person who owns the Policy. The original Policyowner is named in the application. Contingent owners may also be named.

NOTICE DOCUMENT

Policy Year — A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

Proof of Death — One of the following:
a.A certified copy of a death certificate;
b.A copy of a certified decree of a court of competent jurisdiction as to the find of death; or
c.Any other proof satisfactory to Everlake Life.

Valuation Date — Each day on which valuation of the assets of the Variable Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

Valuation Period — The period that starts at the close of business on a Valuation Date and ends at the close of business on the next succeeding Valuation Date.

NOTICE DOCUMENT

Updated Information About Your Policy
The information in this Notice Document is a summary of certain Policy features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since your Policy was issued.
•None

NOTICE DOCUMENT

Important Information You Should Consider About the Policy
An investment in the Policy is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses				Location in Prospectus
Charges for Early Withdrawals
Upon surrender, the Policyowner will receive the Net Cash Value of the Policy. The Net Cash Value is equal to the Accumulated Value less any applicable surrender charge and any Indebtedness. If you surrender the Contract within the first 8 Contract years after a Premium Payment, you will be assessed a surrender charge. The maximum surrender charge is 8% of each premium paid under the Policy, and a surrender charge may be assessed up to the first 8 Contract years after a Premium Payment.

For example, if you surrender your Policy in year one, you could pay a surrender charge of $8,000 on a Contract with $100,000 investment.

Partial withdrawals are not permitted.
				Surrender Privilege
Transaction Charges
In addition to surrender charges (if applicable), the investor may also be charged for other transactions.

A $10 Transfer Fee may be charged for the third and subsequent transfers made during the Policy Year. Transfers are not taxable transactions.

				Charges and Deductions
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy , which are set based on characteristics of the insured (e.g., Attained Age, sex, and rate class of the Insured). Other ongoing charges include the mortality and expense risk charge, policy administration charge, and charges against the fund, if any. Investors should view the policy specifications page of the Policy for rates applicable to their Policy.

Investors will also bear expenses associated with the Portfolio Companies under the Policy, as shown in the following table:
				Charges and Deductions
	Annual Fee	Minimum	Maximum
	Total Annual Fund Operating Expenses* (expenses that are deducted from Fund assets, including management fees, distribution and/or service 12b-1 fees, and other expenses)	0.39%	0.84%
	* Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement) as of December 31, 2023.

NOTICE DOCUMENT

Risks		Location in Prospectus
Risk of Loss	You can lose money by investing in the Policy. There is no guaranteed minimum Net Cash Value.	Cover Page – Important Notices Accumulated Value
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Contract is designed to provide a life insurance benefit or to help meet other long-term financial objectives. Substantial fees, expenses, and tax implications generally make variable life insurance unsuitable as a short-term savings vehicle.
Charges and Deductions
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Portfolios). Each investment option will have its own unique risks. You should review these investment options before making an investment decision.
The Fund
Insurance Company Risks
An investment in the Contract is subject to the risks related to Everlake Life Insurance Company ("Everlake Life"). Any obligations, guarantees, or benefits are subject to the claims-paying ability of Everlake Life. If Everlake Life experiences financial distress, it may not be able to meet its obligations to you. More information about Everlake Life, including its financial strength ratings, is available upon request by calling 1-800-865-5237.
The Variable Account
Contract Lapse	Lapse will occur only when the Net Cash Value of a Policy is insufficient to cover the monthly deduction for the cost of insurance, and a grace period expires without a sufficient payment being made. Thus, the failure to make an additional premium payment will not in itself cause the Policy to lapse. Death benefits will not be paid if the Contract has lapsed.

A lapsed Policy may be reinstated at any time within five years after the date of lapse if:(1) a written application for reinstatement is submitted to Charter at its Home Office;(2)evidence of insurability for the original rate class satisfactory to Charter is provided; and(3)any unpaid charge or Indebtedness is repaid or restored with interest at the rate of 6% per year compounded annually from the date of the lapse.

THE POLICY - Policy Lapse and Reinstatment

Restrictions	Location in Prospectus
Investments
We reserve the right to add, combine, remove or substitute Portfolios as investment options.

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your variable subaccounts. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain policyowners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage policyowners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio.

The Variable Account -Addition, Deletion, or Substitution of Investments

NOTICE DOCUMENT

Taxes	Location in Prospectus
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

There is no additional tax benefit to the investor if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

Earnings on your policy (if any) are taxed when you withdraw them (or if a policy loan is not repaid), at ordinary income tax rates, and may be subject to a tax penalty for age 59½.

Federal Tax Matters

Conflicts of Interest		Location in Prospectus
Investment Professional Compensation
From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. In addition, under certain circumstances, certain sellers of Contract may be paid persistency bonuses which will take into account, among other things, the length of time premium payments have been held under a Contract, and contract values.

Distribution of the Policy
Exchanges	Some investment professionals may have a financial incentive to offer an investor a new Policy in place of the one you already own. You should only exchange Your Policy if you determine, after comparing the features, fees, and risks of both Policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.	Distribution

NOTICE DOCUMENT

Appendix: Portfolio Companies Available Under the Contract
The following is a list of the Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://www.everlakelife.com/lifeinvest. You can also request this information at no cost by calling 1-800-865-5237 or by sending an email request to service@allstate.com.
The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Type / Investment Objective	Portfolio Company and Adviser/Subadviser		Current Expenses	Average Annual Returns (as of 12/31/23)
				1 year	5 year	10 year
DEUTSCHE DWS VARIABLE SERIES I
Seeks to provide long-term growth of capital.	DWS Capital Growth VIP - Class A	DWS Investment Management Americas Inc.	0.49%	38.57%	17.58%	13.58%
Seeks long-term growth of capital.	DWS CROCI® International VIP - Class A		0.84%	18.95%	7.11%	2.14%
DEUTSCHE DWS VARIABLE SERIES II
Seeks to maximize income while maintaining prospects for capital appreciation.	DWS Global Income Builder VIP - Class A	DWS Investment Management Americas Inc.	0.65%	14.89%	7.12%	5.19%
Seeks maximum current income to the extent consistent with stability of principal.	DWS Government Money Market VIP - Class A		0.39%	4.75%	1.60%	0.99%

A-1

Edgar Contract Identifier: C000167237
FIC853ND-2